Exhibit 23.1

June 24, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for ATA Inc. and, under the date of June 24, 2015, we reported on the consolidated financial statements of ATA Inc. as of March 31, 2014 and 2015 and for each of the years in the three-year period ended March 31, 2015, and the effectiveness of internal control over financial reporting as of March 31, 2015. On August 11, 2015, we were dismissed.

We have read the Company’s statements included under Item 16F (a) of its Form 20-F dated June 24, 2016, and we agree with such statements.

Very truly yours,

/s/ KPMG